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                              December 21, 2020

       Edward Scheetz
       Chief Executive Officer
       Ventoux CCM Acquisition Corp.
       1 East Putnam Avenue, Floor 4
       Greenwich, CT 06830

                                                        Re: Ventoux CCM
Acquisition Corp.
                                                            Amendment No. 2 to
Form S-1
                                                            Filed December 16,
2020
                                                            File No. 333-251048

       Dear Mr. Scheetz:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 15, 2020 letter.

       Amendment No. 2 to Form S-1 filed December 16, 2020

       Risk Factors
       Our amended and restated certificate of incorporation designates ..., page 39

   1. We note your disclosure regarding the exclusive forum provisions on pages 39 and 96.
                                                        We also note that the
provisions in Section 10 of the Amended and Restated Certificate of
                                                        Incorporation, in
Exhibit 3.4, are inconsistent with your description of the exclusive forum provisions. Please
revise as appropriate. In addition, please describe the forum provisions set forth in Section
9.3 of the Warrant Agreement in your description of the warrants and risk factors.

                                                        You may contact Eric
Mcphee at 202-551-3693 or Isaac Esquivel at 202-551-3395 if you
 Edward Scheetz
Ventoux CCM Acquisition Corp.
December 21, 2020
Page 2

have questions regarding comments on the financial statements and related matters. Please contact David Link at 202-551-3356 or Pam Long at 202-551-3765 with any other questions.



                                                         Sincerely,
FirstName LastNameEdward Scheetz
                                                         Division of
Corporation Finance
Comapany NameVentoux CCM Acquisition Corp.
                                                         Office of Real Estate
& Construction
December 21, 2020 Page 2
cc:       Giovanni Caruso
FirstName LastName